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British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street
Vancouver BC V7Y 1L2

April 25, 2005

Dear Sirs

Re:         Lundin Mining Corporation (the "Corporation")

As required by National Instrument 51-102 (Canada) - Continuous Disclosure Obligations, we have reviewed the information contained in the Notice of Change of Auditor for the Corporation and, based upon our firm's knowledge of the circumstances, we do not disagree with the information contained in the Notice.

We have been advised that the Corporation intends to include the Notice of Change of Auditor in the Management Proxy Circular to be mailed to shareholders for the Corporation's next annual meeting.

Yours very truly

cc:       Ontario Securities Commission
            Alberta Securities Commission
            Quebec Securities Commission
            Nova Scotia Securities Commission

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member firm of KPMG International, a Swiss cooperative.